UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)

Evolving Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30049R209

(CUSIP Number)

Karen Singer

212 Vaccaro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

June 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [_]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A21

CUSIP No.	30049R209

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,645,355
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
2,645,355
	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,645,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.2%
14	TYPE OF REPORTING PERSON
IN

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This constitutes Amendment No. 21 (the “Amendment No. 21”) to the Statement on Schedule 13D, filed on behalf of Karen Singer (“Ms. Singer”), dated February 28, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of Evolving Systems, Inc., a Delaware corporation (the “Issuer” or “Company”). The Company’s principal executive offices are located at 9777 Pyramid Court, Suite 100, Englewood, CO 80112. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated as follows:

Ms. Singer is the trustee of the Trust, which was created pursuant to that certain Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of Common Stock reported herein were purchased with funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these shares was approximately $11,722,687.71.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The purpose of this Amendment No. 21 is to report that, since the filing of Amendment No. 20 to the Statement, dated June 12, 2012 (“Amendment No. 20”), a material change occurred in the percentage of shares of Common Stock beneficially owned by Ms. Singer.

As previously disclosed, on November 26, 2010, Ms. Singer entered into a Confidentiality Agreement, in the form previously filed as Exhibit 99.1 to Schedule 13D (the “Previous Confidentiality Agreement”), between the Issuer and Ms. Singer. The Previous Confidentiality Agreement provided that, subject to certain exceptions set forth therein, the Trust would keep confidential certain information received by the Trust from the Issuer. As disclosed previously, Ms. Singer entered into the Previous Confidentiality Agreement in connection with the Trust’s ongoing discussions with the Company regarding governance and enhancing shareholder value. The term of the Previous Confidentiality Agreement was extended several times and, effective April 22, 2011, the Previous Confidentiality Agreement was amended to extend further the period during which it remained effective so that, as so amended, the Previous Confidentiality Agreement remained in effect until June 30, 2011. Effective July 15, 2011, the Previous Confidentiality Agreement was reinstated and, as so reinstated, the Previous Confidentiality Agreement was further amended to extend the period during which it remained effective until August 15, 2011. Effective June 8, 2012, Ms. Singer and the Company entered into a Confidentiality Agreement (the “June 2012 Confidentiality Agreement”) in connection with further discussions between the Trust and the Company regarding enhancing shareholder value. The June 2012 Confidentiality Agreement remained in effect until September 30, 2012 and otherwise contained substantially the same terms and conditions as were contained in the Previous Confidentiality Agreement.

Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Ms. Singer is the beneficial owner of 2,645,355 shares of Common Stock as trustee of the Trust, comprising approximately 23.2% of the outstanding shares of Common Stock.

(b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock reported on this Schedule 13D.

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(c) The following table details the transactions effected by Ms. Singer in the past 60 days:

Date of Transaction	Number of Shares Purchased	Price Per Share
May 9, 2013	72,100	$5.56324
May 13, 2013	4,599	$5.8847
June 17, 2013	13,403	$6.5385
June 18, 2013	2,395	$6.544
June 19, 2013	49,000	$6.58
June 21, 2013	100	$6.50
June 24, 2013	2,230	$6.50
June 25, 2013	31,834	$6.55

(d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2013

/s/Karen Singer

Karen Singer

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